Exhibit 15

July 18, 2006

MWI Veterinary Supply, Inc.
Meridian, Idaho

We have made a review, in accordance with the standards of the Public Company Accounting Oversight Board (United States), of the unaudited interim financial information of MWI Veterinary Supply, Inc. and subsidiaries for the periods ended March 31, 2006 and 2005, as indicated in our report dated May 1, 2006; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, is included in this Amendment No. 2 to Registration Statement No. 333-134039.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

DELOITTE & TOUCHE LLP
Boise, Idaho